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                                                    Filed by TIBCO Software Inc.
                                                  Pursuant to Rule 425 under the
                                                          Securities Act of 1933

                                          Subject Company:  Talarian Corporation

                                                 Commission File No.:  333-82138


     On April 22, 2002, Talarian Corporation ("Talarian") and TIBCO Software
                                                --------
Inc. ("TIBCO") jointly issued a press release announcing that Talarian had
       -----
entered into a memorandum of understanding with counsel to the plaintiffs to a lawsuit, Robert Mathiason v. Talarian Corporation, originally filed on January 8, 2002 in the Superior Court of the State of California for the County of Santa Clara. A copy of the press release is attached hereto as Attachment A. In
                                                         ------------
connection with the entry into the memorandum of understanding, Talarian is making the disclosures set forth in Attachment B with respect to its pending
                                    ------------
acquisition by TIBCO.

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                                                                    Attachment A
                                                                    ------------

TIBCO Press Contact:                Talarian Press Contact:                      Investor Relations Contact:
Caroline Phillips                   Carolyn Robinson                             Michael Magaro
TIBCO Software Inc.                 Talarian Corporation                         TIBCO Software Inc.
(650) 846-5697                      (650) 965-8050 x125                          (650) 846-5428
caroline@tibco.com                  carolyn.robinson@talarian.com                mmagaro@tibco.com
------------------                  -----------------------------                -----------------

                     TIBCO and Talarian Announce Memorandum
                   of Understanding to Settle Pending Lawsuit

     Palo Alto and Los Altos, CA - April 22, 2002- TIBCO Software Inc. (Nasdaq:
TIBX) and Talarian Corporation (Nasdaq: TALR) jointly announced today that Talarian had entered into a memorandum of understanding with counsel to the plaintiffs to a lawsuit, Robert Mathiason v. Talarian Corporation, originally filed on January 8, 2002 in the Superior Court of the State of California for the County of Santa Clara. The terms of the settlement contemplated by the memorandum of understanding will not have a material adverse effect on Talarian.

     Under the terms of the memorandum, Talarian and the plaintiffs to the above-named action have agreed, subject to approval by the court, to enter into a settlement with respect to all claims raised by the plaintiffs to the lawsuit. If the court approves the settlement contemplated in the memorandum, the lawsuit will be dismissed. However, there can be no assurance that the court will approve the proposed settlement or that any ultimate settlement will be under the same terms as those contemplated by the memorandum.

                                       ###

Additional Information and Where You Can Find It

     In connection with the proposed acquisition of Talarian by TIBCO, TIBCO filed with the Securities and Exchange Commission (the "SEC") on February 5, 2002, a registration statement on Form S-4, as amended on March 19, 2002, that included the preliminary proxy statement of Talarian and prospectus of TIBCO. The registration statement was declared effective by the SEC on March 21, 2002. TIBCO and Talarian mailed the definitive proxy statement/prospectus about the transaction to Talarian's stockholders on or about March 26, 2002. Both companies filed this proxy statement/prospectus with the SEC on March 22, 2002. Investors are advised to read the definitive proxy statement/prospectus, because it contains important information regarding the transaction. Investors and security holders may obtain a free copy of the definitive proxy statement/prospectus and other documents filed by the companies at the SEC's web site at http://www.sec.gov. This and such other documents may also be obtained from TIBCO or Talarian by directing such requests to the companies.

     Talarian and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Talarian with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in the registration statement on Form S-4 described above and in Talarian's amended Annual Report on Form 10-K/A for the fiscal year ending September 30, 2001, filed with the SEC on January 28, 2002. These documents are available free of charge at the SEC's web site at http://www.sec.gov and from Talarian.

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Forward Looking Statements

This document contains forward-looking statements regarding TIBCO's and Talarian's business and other factors that may affect future earnings or financial results. Our actual results could differ materially from those contained in such forward-looking statements. Reasons for why actual results could differ materially include if Talarian is unable to settle the above-referenced lawsuit on favorable terms or at all. Additional information concerning factors that could cause our respective actual results to differ materially from those contained in the forward-looking statements can be found in the definitive proxy statement/prospectus filed by TIBCO and Talarian with the SEC on March 22, 2002, including, without limitation, under the caption "Risk Factors." In addition, TIBCO's and Talarian's filings with the SEC, including but not limited to TIBCO's most recent reports on Forms 10-Q and 10-K filed with the SEC on April 2, 2002 and January 30, 2002, and Talarian's Forms 10-Q, 10-K/A and 10-K filed with the SEC on January 31, 2002, January 28, 2002 and December 21, 2001, respectively, also identify important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including limited independent operating history, history of losses, unpredictability of future revenue, dependence on a limited number of customers, TIBCO's relationship with Reuters Group PLC, rapid technological and market changes, risks associated with infrastructure software and volatility of stock price. Copies of filings made with the SEC are available through the SEC's electronic data gather analysis and retrieval system (EDGAR) at www.sec.gov.
                                                                -----------
Neither TIBCO nor Talarian assumes any obligation to update the forward-looking statements included in this document.

                                                                    Attachment B
                                                                    ------------

1. On September 14, 2001, the Talarian board of directors met and, among other things, reviewed the status of the various strategic alternatives then under consideration. At this meeting, the Talarian board of directors appointed director David Caplan to the strategic opportunities committee, replacing Brian Horey who had resigned on August 29, 2001, due to the time commitment required to serve on the committee. Also on September 14, Talarian formally engaged Lehman Brothers to act as Talarian's exclusive financial advisor to identify strategic opportunities for Talarian and assist the company in evaluating and negotiating terms of any potential strategic transactions.

2. Thomas J. Laffey, a director and the vice president, chief technical officer and secretary of Talarian, has signed an employment agreement with TIBCO to serve as a vice president of TIBCO for a term of 18 months following the closing of the merger. Mr. Laffey's employment agreement provides that in addition to his annual salary of $215,000, he will participate in TIBCO's bonus plan and will receive, subject to the approval of TIBCO's board of directors, an option to purchase 100,000 shares of TIBCO common stock with an exercise price equal to fair market value at the date of grant that will vest at the rate of 25% on the first anniversary of his employment and in equal monthly increments over the next thirty-six months. Mr. Laffey's period of service with Talarian will be carried forward and credited towards his seniority at TIBCO for purposes of determining his qualification for TIBCO's vacation and other benefits, which is based on his length of service with TIBCO. In addition, in the event TIBCO terminates Mr. Laffey's employment for any reason other than for cause, death or disability, or if Mr. Laffey terminates his employment because of an adverse change in his compensation, title, duties or location of employment, the employment agreement provides for severance benefits that include the payment of his annual salary on a monthly basis for the longer of six months or the remaining term of his employment agreement, and the acceleration of vesting of all unvested options for or restricted shares of TIBCO common stock received by Mr. Laffey prior to the closing of the merger. Mr. Laffey also signed TIBCO's standard proprietary information and inventions agreement, as well as a non-competition and non-solicitation agreement. The agreements with Mr. Laffey will become effective upon the consummation of the merger.